**U.S. SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 13G**
**Under the Securities Exchange Act of 1934**
**(Amendment No. 2)**


TravelCenters of America LLC
-------------------------------------------------
(Name of Issuer)


Common Shares
-------------------------------------------------
(Title of Class of Securities)


894174101
-------------------------------------------------
(CUSIP Number)


April 1, 2008
-------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


**Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

**CUSIP No**. 894174101

**1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)**

Natcan Investment Management Inc.

**2) Check The Appropriate Box If a Member of a Group (See Instructions)**

(A) [ ]
(B) [ ]

**3) SEC Use Only**

**4) Citizenship or Place of Organization**

Province of Quebec (Canada)

**Number of Shares Beneficially Owned by Each Reporting Person With:**

| | |
|---|---|
| 5) Sole Voting Power | 138,100 |
| 6) Shared Voting Power | 0 |
| 7) Sole Dispositive Power | 138,100 |
| 8) Shared Dispositive Power | 0 |

**9) Aggregate Amount Beneficially Owned by Each Reporting Person**

138,100

**10) Check If the Aggregate Amount in Row (9) Excludes Certain Shares** (See Instructions)

[ ]

**11) Percent of Class Represented by Amount in Row (9)**

0.95%

**12) Type of Reporting Person (See Instructions)**

IA

**Item 1.**
**(a) Name of Issuer:**
      TravelCenters of America LLC

**(b) Address of Issuer's Principal Executive Offices:**
      400 Centre Street
      Newton, MA 02458

**Item 2.**
**(a) Name of Person Filing:**
      Natcan Investment Management Inc.

**(b) Address of Principal Business Office or, if none, Residence:**
      1100 University, Suite 400
      Montreal, Quebec
      H3B 2G7
      Canada

**(c) Citizenship:**
      Canada

**(d) Title of Class of Securities:**

      Common Shares

**(e) CUSIP Number:**

      874174101

**Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or
13d-2(b) or (c), check whether the person filing is:**

    (a)  [ ] Broker or dealer registered under Section 15 of the Act
    (b)  [ ] Bank as defined in section 3(a)(6) of the Act
    (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act
    (d)  [ ] Investment company registered under section 8 of the Investment
         Company Act of 1940
    (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
    (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule
         13d-1(b)(1)(ii)(F)
    (g)  [ ] A parent holding company or control person in accordance with Rule
         13d-1(b)(ii)(G)
    (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit
         Insurance Act
    (i)  [ ] A church plan that is excluded from the definition of an investment
         company under Section 3(c)(14) of the Investment Company Act of 1940
    (j)  [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

     [X] If this statement is filed pursuant to 13d-1(c), check this box

**Item 4. Ownership:**

  (a) Amount Beneficially Owned:                        138,100

  (b) Percent of Class:                                   0.95%

  (c) Number of Shares as to which such person has:

|       |                                                      |         |
|-------|------------------------------------------------------|---------|
| (i)   | Sole power to vote or direct the vote:               | 138,100 |
| (ii)  | Shared power to vote or direct the vote:             | 0       |
| (iii) | Sole power to dispose or direct the disposition of:  | 138,100 |
| (iv)  | Shared power to dispose or direct the disposition of:| 0       |

**Item 5. Ownership of Five Percent or Less of a Class:**

If this statement is being filed to report the fact that as of the date hereof
the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities check the following **[ X ]**

**Item 6. Ownership of More than Five Percent on Behalf of Another Person:**

Natcan Investment Management Inc. acts as an investment advisor on behalf
of many institutional clients.

**Item 7. Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on By the Parent Holding Company**

n/a

**Item 8. Identification and Classification of Members of the Group**

n/a

**Item 9. Notice of Dissolution of Group**

n/a

**Item 10. Certification**

By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held for the
purpose of or with the effect of changing or influencing the control of the
issuer of the securities and were not acquired and are not held in connection
with or as a participant in any transaction having that purpose or effect.


### SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true, complete and correct.


Natcan Investment Management, Inc.

By: /s/ Christina Milonopoulos
Title: Manager, Legal Affairs

Date: April 8, 2008